U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14-F

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 there under

Commission File Number: 000-1554594

Have Gun Will Travel Entertainment, Inc.
(Exact name of registrant as specified in its charter)

Nevada	43-4333787
(State or other jurisdiction of incorporation	(IRS Employer Identification Number)

Flat/RM C, 15/F, Full Win Commercial Centre, 573 Nathan Road, Kowloon, Hong Kong, China
(Address of Principal Executive Offices)

(818) 835-2822
(Issuer’s telephone number)

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock") of Have Gun Will Travel Entertainment, Inc. (the "Company"), as of April 27, 2015, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the change in control of the Company and the addition of a new director.

This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and will be mailed to the stockholders on or about April 28, 2015.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

INTRODUCTION

On March 27, 2015, Tommie Ray (the “Seller”) and Yang Yuan Sheng (the “Buyer”) entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Seller sold to the Buyer, and the Buyer purchased from the Seller, 8,500,000 shares of the Company’s common stock (the “Shares”), which Shares represent 81.89% of the issued and outstanding shares of the Company’s common stock. The purchase occurred on March 27, 2015. The Buyer paid an aggregate $200,000 for the Shares using personal funds. There are no arrangements or understandings by and among members of either the former or new control persons and their associates with respect to election of directors or other matters of the Company except that Ms. Wu Yu Gu Wilkie (“Wu”), has been appointed the sole Director of the Company, effective on forwarding this Schedule 14-F to Company shareholders and 10 days have passed.

Tommie Ray, the former sole Director of the Company, resigned as the Company’s Chief Executive Officer, Chief Financial Officer and Secretary and Treasurer, and Wu, age 35, was elected as the Company’s Director, President, Secretary, and Treasurer to serve in such capacities until her successors are duly elected and qualified. Mr. Ray’s resignation as Director will be effective 10 days after the mailing of this Schedule 14-F Information Statement to our shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Our common stock is the only class of equity security that we have outstanding. Each share of our common stock entitles its holder to one vote at any meeting of our shareholders.

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On April 24, 2015, the Company had 10,380,000 shares of common stock issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 24, 2015, with respect to each of our officers and directors, all of the directors and executive officers as a group and any other person known by us to beneficially own more than five percent of our common stock.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class

Directors and Executive Officers:

Tommie Ray (2)	0	0%

Wu Yu Gu Wilkie	0	0%

All Directors and Executive Officers as a Group (2 individuals)	0	0%

5% or greater shareholders

Yang Yuan Sheng	8,500,000	81.89%

(1)	All ownership is beneficial and of record, unless otherwise indicated.
(2)	Resignation as a director will be effective on or about May 8, 2015.

MANAGEMENT

Information concerning our management follows.

Name	Age	Position

Wu Yu Gu Wilkie	35	President, Secretary, Treasurer and Director

Tommie Ray	67	Director (resignation will be effective 10 days after this Schedule is sent to Company shareholders)*

 ___________

*Estimated to occur on or after May 8, 2015.

The following is a brief summary of the background of the Company’s officer and future sole director including her principal occupation during the five preceding years. She is not a financial expert as that term is defined by the Securities and Exchange Commission. Wu will serve as an officer and director until her successors are elected and qualified or until she is removed.

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Wu Yu Gu Wilkie, age 35, Ms. Wu, 35, has worked at the Young Spa Beauty & Health Consultation Ltd. (China Company) since August of 2014. She was their Chief Executive Officer, responsible for the company’s overall management, strategic planning and development, and formulation of the company’s policies and business strategy. Also, she developed the internal risk control methodology and client investment program to achieve the rapid growth in business. Prior to that, Ms. Wu worked at Farida Beauty Group (HK Company), starting in August 2008. She was a Marketing Director, responsible for business development strategy and its implementation. She was also responsible for the acquisition of salons to achieve growth in overall market share, and she acquired new investors for capital commitments.

Ms. Wu graduated from the Hong Kong University of Science and Technology, in 2002, with a Bachelor of Engineering (Electronic), and a Minor in Mathematics. She has also qualified with the Hong Kong Securities Institute for Fundamentals of Securities and Futures Regulation, Financial Markets, Securities, and Insurance Intermediaries.

Neither Mr. Ray nor Ms. Wu are independent directors as that term is defined in under applicable securities authority.

Audit, Nominating and Compensation Committees

Our Board of Directors, currently comprised of only two directors, and does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost associated with such committees has not been justified under our current circumstances.

Our Board believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.

Our Board of Directors does not currently have a policy for the qualification, identification, evaluation or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the small size of our Company, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level. Currently the entire Board decides on nominees.

Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. We do not have any restrictions on shareholder nominations under our articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

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Code of Ethics

The Company has adopted a Code of Ethics, as required by sections 406 and 407 of the Sarbanes-Oxley Act of 2002. It has been filed as an Exhibit to our registration statement on Form S-1 on February 5, 2014.

Communication to the Board of Directors

Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to “the Board of Directors” or to one or more directors, specifying the director or directors by name, and sending the communication to our offices in Hong Kong. Communications addressed to the Board of Directors as a whole will be delivered to each board member. Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

Meetings of the Board of Directors and Stockholders

Our Board of Directors held no formal meetings during the years ended December 31, 2014 and 2013. We have not adopted any policy with regard to Board members’ attendance at annual meetings of security holders. No annual meeting of stockholders was held in 2014 or 2013, as we elected not to conduct the same in order to conserve operating capital.

EXECUTIVE COMPENSATION

Summary Compensation Table

The summary compensation table below shows certain compensation information paid for services rendered in all capacities to us by our principal executive officer and by each other executive officer whose total annual salary and bonus exceeded $100,000 during the years ending December 31, 2014 and 2013. Other than as set forth below, no executive officer’s total annual compensation exceeded $100,000 during our last fiscal period.

Summary Compensation Table

Name and Principal Position	Year	Salary(2)	All Other Compensation	Total

Tommie Ray	2014	$0	$-	$0
CEO and CFO	2013	$0	$-	$0

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We have not had employment agreements with our officers. We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our current officers. We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control of us or a change of their responsibilities following a change-in-control.

None of our directors received any compensation for service as a director during our fiscal year ended December 31, 2014.

Our Board of Directors does not have a “leadership structure” since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

The amount of compensation to be paid to our new President has not yet been determined.

Certain Relationships and Related Transactions, and Director Independence

Transactions with Officers and Directors

Since January 1, 2013, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and

•

in which any director, executive officer, stockholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

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COMPLIANCE WITH SECTION 16(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the copies of such filings furnished to us, we believe that all required filings have not been made by Mr. Ray.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filing are also available to the public from the SEC’s website at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Schedule 14-F Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

HAVE GUN WILL TRAVEL ENTERTAINMENT, INC.

Dated: April 27, 2015	By:	/s/ Wu Yu Gu Wilkie
Wu Yu Gu Wilkie
President

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